

April 8, 2022

Eric Gravengaard
Chief Executive Officer
Athena Bitcoin Global
1332 N. Halsted St. Suite 403
Chicago, IL 60642

> **Re: Athena Bitcoin Global**
> **Registration Statement on Form S-1**
> **Filed February 10, 2022**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 17, 2022**
> **File No. 333-262629**

Dear Mr. Gravengaard:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 10, 2022 letter.

Amendment No. 1 to Registration Statement on Form S-1

General

1. We note your disclosure that you "will…develop and maintain a Bitcoin platform (Chivo Ecosystem) designed to support the Chivo digital wallet" and your disclosure that the government of El Salvador discontinued use of the platform on or about December 15, 2021. We also note news reports that Chivo users reported a range of problems including identity theft, funds disappearing from wallets, blocked accounts and unauthorized transactions and that El Salvador enlisted a new crypto software provider for its Chivo wallet. Please expand your disclosure to describe your historical involvement with the

> Chivo wallet, your current role with the Chivo wallet and the reasons for which El Salvador discontinued use of the platform and enlisted a new crypto software provider. Please also disclose whether El Salvador's enlistment of a new crypto software provider for its Chivo wallet has impacted your involvement with Chivo Bitcoin ATMs and Chivo point-of-sale terminals. Please also revise your disclosure to add related risk factor disclosure as applicable.

2. We note news reports that you agreed to purchase Texas-based software company ROI Developers Inc., doing business as Accruvia, in September 2021 and that you entered into an agreement to that effect. To the extent accurate, please revise your disclosure to provide information regarding this agreement or tell us why you are not required to do so.

Prospectus Summary
Corporate History and Other Information, page 3

3. We note your response to prior comment 1 and the added organizational chart. Please further revise to provide a complete organizational chart. For example purposes only, please include your wholly-owned subsidiary Athena Holdings of PR LLC, incorporated in Puerto Rico, as referenced on page 53.

We are a global business, page 6

4. Please revise to disclose the following as it relates to the Master Service Agreement entered into with the El Salvador Government:
   - the revenues recorded to date;
   - the costs incurred to date as well the costs expected to be incurred in performing services under the agreement;
   - the length as well as the current status of the Master Services Agreement with the El Salvador Government; and
   - indicate if any funds (e.g., the one-time payment of $300,000 for installation) paid under the agreement are refundable upon contract termination.

Risk Factors, page 12

5. We note your disclosure regarding your crypto asset holding periods which indicates that the company strives "to keep this period short to reduce the effect of changes in crypto asset/U.S. dollar exchange rates on [your] business and to minimize [your] working capital." Please revise your risk factor disclosure to address volatility risk and include a quantitative and qualitative discussion of the impact of volatility on the company.

We are subject to an extensive and rapidly evolving regulatory environment..., page 20

6. We note your disclosure under this heading and on pages 31, 51 and 60 that "[a]s of September 30, 2021, [you] do not anticipate transacting in any other crypto assets except Bitcoin, Ethereum, Litecoin, and BCH." Please revise your disclosure to explicitly indicate the crypto assets in which you transact or will transact on behalf of customers.

Please also revise to include explicit disclosure in regards to your intentions to transact in crypto assets other than those identified. As this information should be current as of the effective date of the registration statement, please update this disclosure in future amendments as appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 31

7.   We note the response to comment 12. Please revise to disclose that the El Salvador government controls the private keys in the digital asset ATM transactions.

8.   We note the response to comment 12 providing the Company's gross vs. net accounting considerations. Please address the following.
- Tell us and revise to disclose greater clarity around the transactional process for the white label services, including a thorough description of all the rights and obligations for each party involved in the process. Include a diagram depicting the transactional process and parties involved.
- We note your response indicates that Athena does not control the pricing. Tell us and revise to disclose how the pricing is determined on the services provided. Disclose what are the specific pricing and fee terms, as well as when those terms are established.
- We note your response indicates that Athena does not "inventory" or have ownership risk. As part of your response to the first bullet, explain how and when ownership transfers and who holds possession of the assets during each step of the transactional process. For example, if there is a time difference between connecting a buyer and seller of a crypto asset, tell us who holds that crypto asset and where it resides.

How We Generate Revenue, page 32

9.   We note the response to comments 15, 16, and 17, however, it is unclear as to how the Company has addressed each of the bullet points in the prior comments. We are re-issuing those comments requesting the Company provide a specific and detailed response to each individual bullet point previously issued.

10.   We note your disclosure that the OTC desk services are comprised of a single performance obligation to provide crypto assets after the sale is made. We also note your disclosure on page F-18 that customers typically interact with the Company on the phone and in larger amounts and/or for a less well-known crypto asset. For sales of less well-known crypto assets that the Company does not hold or for larger amounts of crypto assets in excess of the Company's holdings, please describe the transactional process and related accounting treatment. For example, tell us if the Company enters into an agreement to sell those crypto assets and then separately goes out to the market to find and acquire the crypto assets to be transferred to the customer under the sales agreement.

11.   We note the Company's Cryptocurrency Purchase and Sale Agreement with Galaxy Digital Trading Cayman LLC ("Galaxy") included in Exhibit 10.33 refers to "additional

settlement payments." Please revise to address the following.
- Disclose the "additional settlement payments" paid during the periods presented as well as indicating whether these payments were made in USD or the native currency of the relevant transactions.
- If the payments were made in digital currency to Galaxy, and if other company expenses have been paid for in digital currency, disclose how these payment amounts were determined and reflected in the financial statements as well as the accounting guidance followed.
- Disclose the amount of cryptocurrency purchases from and sales to Galaxy during the periods presented. Also, indicate how sales to Galaxy are reflected in the financial statements.

Components of Results of Operations, page 36

12.   Please revise to disclose the revenues recognized from the sale of equipment (e.g., POS terminals), the installation of ATMs and the sale of software separately for the periods presented.

Bitcoin Sales, page 37

13.   We note your response to comment 35 from your letter dated August 16, 2021 and disclosure on page 38 that BitQuick fees are recognized on a net basis. We also note your disclosure on page F-22 that crypto assets held includes Bitcoin in possession of the Company pending delivery to BitQuick customers. Please address the following.
- Clarify how your disclosure on page F-22 stating that the Company takes possession of Bitcoin pending delivery is consistent with your response to comment 35 from your letter dated August 16, 2021, which states that the Company does not take control of the Bitcoin at any point in time.
- Provide us with a more detailed and robust gross vs. net accounting analysis for this arrangement, explaining each of the rights and obligations of each party in the arrangement. Ensure your analysis discusses the fact that the Company takes possession of the crypto assets before delivery and reflects these activities in the financial statements.
- Revise your critical accounting policies disclosures on page 48 and significant accounting policies on page F-10 to disclose your accounting policy and terms for this arrangement.

Operating Expenses, page 39

14.   We note the disclosure that increased costs associated with expansion into El Salvador were $618 thousand and that the Company booked expenses related to the Chivo Ecosystem in the amount of $121 thousand through the period ended September 30, 2021. Please revise to clarify if the $121 thousand in costs were included in the $618 thousand in costs recorded. Also, please revise to update the current status of the use of the platform.

15. We note your response to prior comment 18; however, we do not see where the Company has disclosed the expected costs to be incurred in order to perform under the agreements entered into with the government of El Salvador. Please disclose these expected costs or tell us where they are disclosed.

Financial Condition, page 44

16. We note your response to comment 19; however, it is unclear as to where the company has addressed the comment, specifically addressing the nature and payment terms of the accounts receivable. Please revise to address this information. In addition, address the performance obligations which also support the timing of the recording of these receivables.

17. We note your response to comment 20; however, it is unclear as to where the company has addressed the comment, specifically providing a thorough discussion of the nature and terms of the "revenue contracts" for which advances were received and have provided the Company with operating resources and liquidity. Please revise to address this information along with an accounting analysis supporting your treatment.

Liquidity and Capital Resources, page 45

18. We note your disclosure that on average, the Company holds 3 to 5 days of anticipated sales of Bitcoin and 7 to 10 days of anticipated sales of Ethereum, Litecoin, and BCH holdings. We also note that it currently takes anywhere from 3 to 7 days from the time the cash is picked up from the machines to be credited to your account. Please address the following.
   - Revise your disclosures to provide a more robust discussion of the working capital requirements needed to enter into the required buying and selling of crypto asset inventories to support the customer requested order fulfillment activities received through both ATM and phone transactions.
   - Quantify the amount of cash held in machines during the periods presented.

Cash Flow from operating activities, page 47

19. Please revise to address the nature of the transactions which resulted in the "gain on sale of crypto assets" during the periods presented. Also, address how these amounts were determined and where they have been reflected in the financial statements.

Critical Accounting Policies
Revenue Recognition, page 49

20. In regard to the recognition of revenues from white label operations in El Salvador, please revise to address the following.
   - Disclose the payment terms of the agreement with the El Salvadoran government.
   - Disclose the point in time when the company recognizes the operating fee revenues under the agreement.

- Explain how the "net" amounts recorded as revenue are determined.

21. Please revise to provide an accounting policy, citing reference to authoritative literature in U.S. GAAP, which addresses the revenue recognition for IP Software sales.

The Business
Expansion of Business Operations in El Salvador
Business Operations, page 61

22. We note your response to comment 24; however, it is unclear as to where the comment has been addressed. Please revise to disclose the amount of the one-time installation fee for operating the 200 Bitcoin ATMs and developing and maintaining the Chivo Ecosystem. In addition, disclose the expected recurring monthly service and maintenance fees to be received for these services and the contractual periods over which these revenues will be recognized.

Letter of Intent with Vakano Industries, page 62

23. Please revise to disclose when the XPay acquisition is anticipated to be finalized.

Legal Proceedings, page 67

24. We note news reports that ROI Developers, Inc., doing business as Accruvia, has filed suit against you in the U.S. District Court for the Northern District of Texas. We also note news reports that you have filed suit against a former executive, among others, in Illinois state court. Please provide the disclosure required by Item 103 of Regulation S-K or tell us why you are not required to do so.

Executive Compensation, page 79

25. Please update your executive compensation disclosure to reflect data for your last completed fiscal year. Please refer to Item 402 of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation Question 117.05.

Selling Shareholders, page 85

26. We note your response to prior comment 28. Please revise your disclosure to address the following points:
    - We are unable to locate your revised disclosure explaining the basis for your statement that "[t]o our knowledge, none of the Selling Shareholders is a registered broker-dealer or an affiliate of a broker-dealer with the exception of [Michael Savini and Michael Fleishman]." Please revise your prospectus to disclose the basis of your knowledge as it applies to all the selling shareholders, including, without limitation, Messrs. Savini and Fleishman (e.g., whether you received representations regarding broker-dealer affiliations from each of the Selling Shareholders).
    - Please revise your disclosure to identify Messrs. Savini and Fleishman as

underwriters unless either selling shareholder received its securities as underwriting compensation. Refer to the second bullet point of prior comment 28.

<u>Note 1. Nature of Business and Summary of Significant Accounting Policies</u>
<u>Crypto Asset Accounting, page F-12</u>

27. We note your disclosures around the policies for crypto asset accounting. Please revise here, and throughout the filing, to ensure your disclosures clearly identify and cite the authoritative accounting guidance under U.S. GAAP that the Company is applying for each aspect of their crypto asset accounting arrangements.

<u>Note 3. Fair Value Measurements</u>
<u>Contracts with government of El Salvador , page F-17</u>

28. Please revise to disclose the revenues recognized and accounts receivables recorded under the signed contract with the Department of Treasury of El Salvador which was entered into in the third quarter of 2021. Further, disclose the specific nature and terms of the agreement as well as the amounts which have been paid to the company to date.

<u>Note 11. Crypto Assets Held , page F-22</u>

29. We note the response to comment 35. Please provide us with a full accounting analysis, treatment and policy for arrangements where Bitcoin or other crypto assets are used to pay expenses or other activities, citing relevant authoritative literature in U.S. GAAP. For example, tell us your consideration of whether it is and is accounted for as a nonmonetary transaction in the scope of ASC 845. In addition, revise to disclose the Company's accounting policies for these arrangements.

30. We note the ending quantity of Bitcoin held at September 30, 2021 in the roll-forward on page F-24 of 12 does not reconcile to the quantity of Bitcoin held of 13 on page F-23. Please revise your disclosures to ensure these reconcile.

<u>Exhibits</u>

31. Please file an English translation of the Promissory Note from Banco Hipotecario, filed as Exhibit 10.32. Refer to Securities Act Rule 403(c).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 or Robert Klein, Staff Accountant, at (202) 551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at (202) 551-3552 or Sandra Hunter Berkheimer, Legal Branch Chief, at (202) 551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance